Exhibit 99.2

NICE Enables Critical Business Continuity as Organizations Race to Address
Customer Service Spikes in Light of COVID-19

NICE helps organizations around the globe as they respond to heavily varying interaction volumes while having to change the way they work

Hoboken, N.J., March 10, 2020 – NICE (Nasdaq: NICE) today announced that its CXone platform is allowing a growing number of organizations to deal with COVID-19 readiness and response.  Organizations are racing to respond to COVID-19, and this is requiring workforce agility as they seek to protect their employees and ensure their ability to continually provide services.

With the global impact of COVID-19 organizations need to ensure adaptability within their Business Continuity Plans. To accomplish this, companies are quickly adopting CXone to leverage its extreme flexibility and elasticity. As the nature of customer inquiries is changing by the day, the ability to quickly coach and train front line agents and do so even if they are working form home, is their way to manage the rapid changes and make sure no customer issue is left unresolved.

Being a cloud native platform, CXone has the elasticity and flexibility that enables organizations to manage the new requirements. Work can be instantaneously shifted to the employee's home or between locations whether domestically or internationally, and volumes can shift with no practical limit.

With NICE as the only vendor to be named a Leader by Gartner across both their Magic Quadrant for Contact Center as a Service, North America report, published in October 2019 and the Magic Quadrant for Workforce Engagement Management report published in February 2020, organizations are seeking a recognized leader for support.

“We are proud to assist our customers and work with them around the clock to ensure their business continuity plans can meet the requirements of the changing landscape with respect to COVID-19,” said Paul Jarman, CEO NICE inContact. “ With employee safety being paramount, they also have to address the increasing number of interactions and inquiries coming from their end customers. For some this is uncharted territory and we see them increasingly seeking a solution that can adapt with their needs.”

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Paul Jarman, CEO NICE inContact, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.